July 23, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

       Re: Nomadar Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 27, 2025
           File No. 333-284716
Dear Rafael Contreras:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 19, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Risk Related to Our Industry
The actions of La Liga may have a material negative effect..., page 27

1. Please revise your risk factor to discuss, by example or otherwise, specifically how new La Liga rules could limit your ability to operate your business as planned or
       "otherwise affect the payments made to us." Briefly describe the timing of the proposed new rules or timing to implementation of the new rules and the subject matter of applicable the new rules referenced here. Additionally, please clarify what current or prospective payments you are referring to within the context of your current or planned business activities and operations.
 July 23, 2025
Page 2
Capitalization, page 38

2. Please revise the pro forma basis to include the $1 million payable to Cardiz CF within 24 months for the Participative Loan. Please also revise the number of Class A
       Shares outstanding on a pro forma basis to include the 750,000 shares issued to Cadiz
       FC for the Participative Loan.
3. Please tell us your consideration of presenting the pro forma impact of the Pre-Paid
       Advances, in the form of Convertible Notes, received from Yorkville as of the filing date.
Business, page 43

4. Please revise to briefly expand your disclosure to describe the two commercial contracts entered into in the ordinary course of business. For example, please make clear whether you are referring to the Stadium Agreement or other agreements described in within the registration statement. If these agreements are not otherwise described in your disclosure, for context, please revise to provide a brief description of the nature of these two agreements (i.e., to which aspect of your business do they relate and what services or customers are involved).

        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jeffrey Baumel